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                               March 14, 2023

       Eddie Lazarus
       Chief Financial Officer and Chief Legal Officer
       Sonos, Inc.
       614 Chapala Street
       Santa Barbara CA 93101

                                                        Re: Sonos, Inc.
                                                            Form 10-K for
Fiscal Year Ended October 1, 2022
                                                            File No. 1-38603

       Dear Eddie Lazarus:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the period ended October 1, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Recent Devlopments, page 31

   1. We note your disclosures regarding inflationary pressures including the negative impact on the global economy.
In future filings, please expand your disclosures to identify the principal factors
contributing to your inflationary pressures and the actions planned or taken, if any, to
mitigate the inflationary pressures and to quantify the resulting impact on your results of
operations and financial condition.
       Non-GAAP Financial Measures , page 35

   2. We note your presentation of Adjusted EBITDA, a non-GAAP measure, removes "Legal and transaction related
costs." We further note this adjustment appears for three
                                                        consecutive fiscal
years. Since legal expenses related to intellectual property litigation appear to represent
normal, recurring, cash operating expenses necessary to operate your business, please tell
us why you believe this adjustment aligns with the guidance
 Eddie Lazarus
Sonos, Inc.
March 14, 2023
Page 2
         in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
3. We note you disclose Adjusted EBTIDA margin but do not disclose the comparable
         GAAP margin. Please revise to include the comparable GAAP margin measure, net income margin, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of
         Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for
         Non- GAAP Financial Measures.
Critical Accounting Policies and Estimates, page 41

4. Please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation and uncertainty in your critical accounting estimates, to the extent material and reasonably available. Also, to the extent material, discuss how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-
3301 with any questions.



FirstName LastNameEddie Lazarus                                Sincerely,
Comapany NameSonos, Inc.
                                                               Division of
Corporation Finance
March 14, 2023 Page 2                                          Office of
Manufacturing
FirstName LastName